02057297

EXECUTED COPY

RECD S.E.C.

SEP 18 2002

1086

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

1-14932

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

P.E.
9/1/02

For the month of September 2002

PROCESSED
SEP 20 2002
THOMSON
FINANCIAL

UPM-KYMMENE CORPORATION
(Translation of registrant's name into English)

Eteläesplanadi 2
FIN-00130 Helsinki, Finland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ....X.... Form 40-F ....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .... No ....X....

UPM-Kymmene Corporation STOCK EXCHANGE RELEASE 18 September, 2002 at 2:00 p.m.

APPOINTMENTS

Pentti Kallio, aged 52, M.Sc.(Econ), MBA, has been appointed President of the Raflatac Group. He is the current President of UPM-Kymmene Converting Industry.

Raflatac's current President Juhani Strömberg, aged 61, will transfer over to work as Senior Vice President, Research & Development.

Matti Lindahl, aged 56, B.Sc. (Econ), has been appointed President of UPM-Kymmene Converting Industry. Most recently, he served as Executive Vice President responsible for the Haindl integration.

All appointments are effective as of 1 October 2002.

UPM-Kymmene Corporation

Olavi Kauppila
Senior Vice President, Investor Relations

DISTRIBUTION
Helsinki Stock Exchange
New York Stock Exchange
Main media

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 18, 2002

UPM-KYMMENE CORPORATION

By: ____________________
Name: Kari Toikka
Title: Executive Vice President and CFO

By: ____________________
Name: Olavi Kauppila
Title: Vice President, Investor Relations